SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2003

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O. Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

News Release	April 30, 2003
Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso appointments

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Elisabet Salander Björklund, 44, has been appointed Executive Vice President and head of Wood Supply Europe. Ms Salander Björklund is currently Director, Raw Material and Fibre Products, in Stora Enso Timber. She will join Stora Enso’s Management Group and report to Arno Pelkonen, head of the Forest Products Product Area. Elisabet Salander Björklund joined the Group in 1995, and is currently a member of Stora Enso Timber’s Management Team. She will be based in Stockholm.

The new Wood Supply Europe organisation, which is part of the Forest Products Product Area, will bring together all the Group’s wood procurement units in Europe currently operating in Sweden, Finland, Russia, the Baltic States and Continental Europe.

Jarmo Alm, 49, has been appointed Senior Vice President, Business Area Newsprint and Book Papers in Stora Enso Publication Paper Division. The following units of the division will be reporting to him: Anjala, Hylte, Kvarnsveden, Langerbrugge, Sachsen, Summa, and Varkaus. Mr Alm is currently Senior Vice President, Uncoated Magazine Paper and Pulp and a member of the Stora Enso Magazine Paper management team. He was employed by the Group in 1979-87, and rejoined in 1991. He is based in Düsseldorf and reports to Bernd Rettig, Senior Executive Vice President, Stora Enso Publication Paper.

Per-Olof Wedin, 47, has been appointed Senior Vice President, Business Area Uncoated Magazine Paper and Pulp, Stora Enso Publication Paper Division. The following units of the division will be reporting to him: Kemijärvi, Maxau, Norrsundet, and Reisholz. Mr Wedin joined the Group in 1998 and is currently Senior Vice President, Stora Enso Transport and Distribution. He will be based in Düsseldorf and report to Bernd Rettig, Senior Executive Vice President, Stora Enso Publication Paper.

Stora Enso Publication Paper Division is part of the Paper Product Area.

Ulf Eliasson, 40, has been appointed Mill Manager, Skoghall Mill. He will be responsible for managing operations at the Skoghall and Forshaga mills, and report to Niilo Pöyhönen, Executive Vice President, Consumer Boards. Mr Eliasson joined the Group in 1987 and is currently Production Manager, Board Production at Skoghall.

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso’s sales total EUR 12.8 billion. The Group has some 42 500 employees in more than 40 countries in five continents and about 15 million tonnes of annual paper and board production capacity. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

The Consumer Boards Business Unit is part of the Packaging Product Area.

All the above appointments will be effective as of 1 May 2003.

For further information, please contact:

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

Kari Vainio, Executive Vice President, Corporate Communications, tel. +44 77 99 348 197

An image bank of pictures that may be freely used to illustrate articles about Stora Enso is available at http://www.storaenso.com/images

Direct link to selected pictures: http://www.storaenso.com/pressimage.asp?ID=E.S-B

www.storaenso.com

www.storaenso.com/investors

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: May 2, 2003